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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D



                   UNDER THE SECURIITES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.__________)*


                       ADVANCED OXYGEN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                     COMMON
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  00754B 10 3
                  -------------------------------------------
                                (CUSIP NUMBER)

                                 HARRY EDELSON
                      EDELSON TECHNOLOGY PARTNERS II, L.P.
                  300 TICE BOULEVARD, WOODCLIFF LAKE, NJ 07675
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 31, 1997
                  -------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-------------------------                              -------------------------

CUSIP NO. 00754B 10 3                                    PAGE  2  OF  6 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EDELSON TECHNOLOGY PARTNERS II, L.P.
           #22-2848790
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                   (b) [ ]
           Edelson Technology Partners II is a limited partnership in which Edelson Technology Associates II is the general partner

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                    --
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                   614,666 shares
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                     --
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                    614,666 shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           614,666 shares

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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


                                SCHEDULE 13D

-------------------------                              -------------------------

CUSIP NO. 00754B 10 3                                    PAGE  3  OF  6 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EDELSON TECHNOLOGY ASSOCIATES II, L.P.
           #22-2870457
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                   (b) [ ]
           Edelson Technology Associates II is a limited partnership in which Harry Edelson is the general partner

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                    --
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                   614,666 shares
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                     --
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                    614,666 shares
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           614,666 shares

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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


      This Statement constitutes a Statement on Schedule 13D (the "Original Statement") filed by Edelson Technology Partnership II, L.P., a Delaware limited partnership ("Partnership II"), and Edelson Technology Associates II, L.P., a Delaware limited partnership ("ETA II"), with respect to shares of Common Stock, $.01 par value, of Advanced Oxygen Technologies, Inc.

      Item 1. Security and Issuer. The Original Statement relates to Common Stock of Advanced Oxygen Technologies, Inc., a Delaware corporation, Advanced Oxygen Tech., c/o Crossfield Inc., 230 Park Ave., Suite 1000, New York, NY 10169.

      Item 2. Identity and Background. (a) The name of the person filing the Original Statement is Edelson Technology Partners II, L.P., a Delaware limited partnership. Edelson Technology Associates II, L.P. is the sole general partner of Partnership II. Harry Edelson ("Edelson") is the sole general partner of ETA II.

      (b) The address of the principal office of Partnership II is 300 Tice Boulevard, Woodcliff Lake, NJ 07675. The address of Edelson is c/o Edelson Technology Partners II, 300 Tice Boulevard, Woodcliff Lake, NJ 07675.

      (c) Partnership II is an investment partnership organized under the laws of the State of Delaware. The present principal employment of Edelson is serving as general partner of Partnership II.

      (d) Neither Partnership II nor, to the best of its knowledge, Edelson, has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Partnership II nor, to the best of its knowledge, Edelson, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Not applicable to Partnership II or ETA II. Edelson is a citizen of the United States of America.

       Item 3. Source and Amount of Funds or Other Consideration. In consideration of the sale of 800,000 shares of common stock, purchasers paid to Partnership II, the aggregate amount of US$10,000 and Partnership II and ETA II shall be retained by Advanced Oxygen Technologies, Inc. as a consultant for one month on an "as available" basis in consideration of 450,000 shares of common stock of Advanced Oxygen Technologies, Inc.


                                Page 4 of 6 Pages


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       Item 4. Purpose of Transaction. Partnership II acquired the securities for investment purposes, and subsequent to the date hereof may acquire and/or sell additional shares of Preferred, Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. Partnership II does not have any present plans or proposals which relate to or would result in any of the following:

       (a) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

       (b) A sale or transfer of a material amount of assets of the Company;

       (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

       (d) Any material change in the Company's business or corporate structure;

       (e) Any other material change in the Company's business or corporate structure;

       (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

       (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (i) Any action similar to any of those enumerated above.

       Item 5. Interest in Securities of the Issuer. (a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by Partnership II is 614,666 shares which constitutes approximately 2.1% of the issued and outstanding shares of Preferred and Common Stock of the Company. The foregoing calculation of percentage ownership (a) is based upon information as to the issued and outstanding shares of Common Stock of the Company as of December 18, 1997 furnished by the Company to Partnership II. Except for the Securities, insofar as is known to Partnership II, none of the



                                Page 5 of 6 Pages



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


persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

       (b) Partnership II and ETA II have shared voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to Partnership II and ETA II, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

       (c) Not Applicable.

       (d) Not Applicable.

       (e) Partnership II and ETA II ceased being beneficial owners of more than 5% on December 22, 1997.

       Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer. See Item 3.

       Item 7. Not Applicable.

       Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             1/9/98
---------------------------------
Date





                              EDELSON TECHNOLOGY PARTNERS II, L.P.

                              EDELSON TECHNOLOGY ASSOCIATES II, L.P.



                             By:/s/ HARRY EDELSON
                                ------------------------------------------------
                                    Harry Edelson, General Partner